FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: May 25, 2005

NOTICE OF ANNUAL GENERAL

MEETING OF THE SHAREHOLDERS

ACREX VENTURES LTD.

TAKE NOTICE that the Annual Meeting of the Shareholders of ACREX VENTURES LTD. (hereinafter called the "Company") will be held in the Board Room, 1710 -1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, Canada, on Tuesday, June 28, 2005 at the hour of 11:45 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to the Shareholders from the Board of Directors.

2.

Receiving and considering audited financial statements of the Company and the Auditor's Report thereon.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Considering a re-approval of the Company's Stock Option Plan.

6.

Considering approval (by the disinterested shareholders) of the reduction in the exercise price of options previously granted to the Directors through the re-granting of new options with a lower exercise price.

7.

Considering approval of Directors' actions and activities during the period since the last shareholders' meeting.

8.

Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of Proxy and to return it by mail or fax to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 4:00 p.m. (Toronto local time) on Friday, June 24, 2005.

DATED at Vancouver, British Columbia, May 25, 2005.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 28th DAY OF JUNE, 2005.

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the share-holder giving the proxy wishes to confer a discretion-ary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accord-ance with the di-rections, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 11:45 a.m. (Toronto local time) on Friday, June 24, 2005.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

The Directors have a direct personal interest in the Resolution being proposed to the shareholders whereby options previously granted to the Directors will be effectively amended to reduce the exercise price of the options to $0.12 per share.  Otherwise, no Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 19,165,491 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 10:00 a.m. (Vancouver local time) on Monday, June 27, 2005.  The record date established to determine who is entitled to receive a copy of the Notice of Meeting is May 26, 2005.

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting.  Their terms of office as Directors will expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors.  All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name and present office held	Five Year History of Principal Occupations	No. of Shares directly or indirectly beneficially held
THEODORE JAMES MALCOLM POWELL (1) Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.	1,383,565
FRANK A. LANG Vancouver, B.C. Director and Chairman of the Board	Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies	253,333
CARL R. JONSSON Vancouver, B.C. Director & Secretary	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Company; Director of various public companies	247,125
GREGORY G. CROWE (1) Bowen Island, B.C. Director	Geological Consultant to numerous companies involved in mineral exploration. Until December, 1997, director, officer and employee of Yuma Copper Corporation	23,196
ARTHUR G. TROUP (1) West Vancouver, B.C. Director	Since January, 1997 Vice-President, Exploration of the principal companies comprising the Lang Group of Companies. Prior to that self-employed as geological consultant	35,100

(1)

Members of the Audit Committee.  It is considered by the Board of Directors that Gregory G. Crowe and Arthur Troup are financially literate and independent within the meanings contained in Multilateral Instrument 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The Company has had in the period since the commencement of its last full fiscal year - i.e. since January 1, 2004 - two executive officers, Messrs. Theodore James Malcolm Powell and Carl R. Jonsson.  Compensation for each of the executive officers of the Company for the fiscal year ended December 31, 2004 is set out below:

Name and principal positions during period ending December 31, 2004		Annual Compensation			Long Term Compensation
					Awards		Payouts
	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	Long term Incentive plan Payouts ($)	All Other Compen- sation ($)
Theodore James Malcolm Powell Director, President and Chief Executive Officer	2003 2004	Nil Nil	Nil Nil	86,000(2) 108,000(2)	(3) Nil	Nil Nil	Nil Nil	Nil Nil
Carl R. Jonsson Director, Secretary and Chief Financial Officer	2003 2004	Nil Nil	Nil Nil	Nil(1) Nil(1)	(3) Nil	Nil Nil	Nil Nil	Nil Nil

(1)

The Company incurred charges for legal fees and disbursements during fiscal year 2004 with the law firm of which Carl Jonsson is a principal, of $48,950.  Some portion of that amount would have accrued to the personal benefit of Mr. Jonsson.

(2)

During the fiscal year the Company paid management fees of $108,000 to a company which is wholly owned by the Company's President.  A further $10,068 was paid to that company for equipment rental.

(3)

Effective November 5, 2003 options on 340,000 shares were granted to the President and options on 25,000 shares were granted to the Secretary.  They are exercisable at $0.28 per share.

(a)

The Company did not, in the last completed fiscal year, pay any direct remuneration to its directors or senior officers.

(b)

The Company does not provide any pension, retirement plan or other direct or indirect remuneration for its Directors or officers that constitutes an expense to the Company.

(c)

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

(d)

During the fiscal year ended December 31, 2004 there were no Options or Stock Appreciation Rights granted to any Directors or Officers - nor were any Options or Stock Appreciation Rights exercised.

APPOINTMENT OF AUDITORS:

The Company will move to reappoint Amisano Hanson Chartered Accountants, of Vancouver, British Columbia, as the Auditors of the Company, at a remuneration to be negotiated and settled by the Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

In addition to the appointment of Directors and Auditors and approval of Financial Statements, the Meeting will be asked to consider the following items:

(a)

Approval of the Annual Report to the Shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the Meeting.

(b)

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(c)

Reapproval of the Stock Option Plan, adopted by the Board of Directors of the Company effective April 10, 2003 and approved by the shareholders at the General Meeting held June 17, 2003.  The Plan has been structured to comply with the rules of the TSX Venture Exchange ("Exchange").  The principal features and terms of the Plan are:

(1)

The aggregate number of shares which may be subject to option at any one time may not exceed 10% of the issued shares of the Company as of that date - including options granted prior to the adoption of the Plan;

(2)

When options are exercised their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

(3)

Options may not be granted to any one Optionee which would exceed 5% of the issued shares of the Company in any 12-month period;

(4)

No more than 2% of the issued shares of the Company may be optioned at any one time to consultants or investor relations agents to the Company;

(5)

Options may not be granted for a term exceeding 5 years - which will be, if the Optionee dies, to a term of one year following the date of death - and if the Optionee ceases to be qualified to receive options from the Company within 30 days after the date of such cessation;

(6)

Options granted under the Plan may not be assigned by the Optionees;

(7)

The Plan is a "rolling" plan.  This means that if options that are outstanding under the Plan are exercised additional options can be granted - so long as the total, with the new options, does not cover in excess of 10% of the issued shares of the Company outstanding on that date.

Copies of the Plan will be available at the General Meeting of the Shareholders.  Copies of the Plan can be secured, in advance of the Meeting, by registered or beneficial shareholders of the Company upon request made to the Company at:

Acrex Ventures Ltd.

1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

Tel:  (604) 687-4622

Fax:  (604) 687-4212

email:  info@acrexventures.com

As the Company, as of the date of this Information Circular, has 19,165,491 issued shares, options cannot be granted on this date as to more than 1,916,549 shares of the Company.   As of December 31, 2004 the Company had granted options to its directors, officers and service providers as to a total of 1,305,000 shares of the Company - which are, as is described in the following item being replaced.

Shares issued upon the exercise of stock options must be legended with the applicable hold period.  As the Company has filed a current Annual Information Form filed with the B.C. Securities Commission the hold period presently applicable to securities issued by the Company is 4 months - measured from the date the options were granted.

(d)

Approval by the disinterested shareholders of the Company (i.e. shareholders who are not the Directors and Officers of the Company or their associates or affiliates) of new reduced-price share purchase incentive options which the Board of Directors resolved to grant to themselves effective May 26, 2005.  As of that date the Directors surrendered existing options that were held by them as to 1,165,000 shares exercisable at $0.30 and $0.28 per share.  Details of the cancelled options are shown below.  The new options are as to the expanded numbers of shares set forth in the following table:

Optionees' Names	Shares ex. # $0.30 before June 3/07	Shares ex. @ $0.28 before Nov. 4/08	Total shares under cancelled options	Shares under new options
T.J. Malcolm Powell	200,000	340,000	540,000	900,000
Frank Lang	100,000	25,000	125,000	150,000
Gregory Crowe	150,000	75,000	225,000	250,000
Arthur Troup	100,000	100,000	200,000	250,000
Carl R. Jonsson	50,000	25,000	75,000	100,000
TOTALS:	600,000	565,000	1,165,000	1,650,000

The Directors have agreed to cancel and surrender their previous options as detailed above in consideration of, and on condition that, the new options are granted to them as to the enlarged numbers of shares noted above, exercisable at $0.12 per share on or before May 26, 2010.

The applicable Policies of the Exchange require that, where the exercise prices of existing options are reduced, the reduction must be approved by the favourable vote of the disinterested shareholders of the Company.  As the proposed new options effectively reduce the exercise prices of the previously granted options the new options are submitted to the Meeting for consideration by the disinterested shareholders of the Company.  With respect to this item the Directors and their associates and affiliates will not cast votes.

When the above-noted options were granted in earlier years the exercise prices were fixed in relation to what was then the trading price of the shares of the Company.  In the meantime, due to market conditions and other factors, the prices at which the Company's shares have traded on the Exchange have declined.  The closing price of the Company's shares on the Exchange on May 25, 2005 was $0.12 per share.  The Directors submit to the shareholders that, under the circumstances, it is fair and appropriate for the exercise prices of the previous options be, effectively, reduced to the present market price of the Company's shares on the Exchange.  The 1,650,000 shares to be covered by the new options represent 8.61% of the number of the presently issued shares of the Company.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation to Management in the event discretionary authority is provided in the Proxy will be voted on such matters in accordance with the best judgement of the person voting the Proxy.

Compliance with Corporate Governance Rules and Recommendations

The Board of Directors of the Company explicitly assumes responsibility for the stewardship of the Company.  It satisfies the only corporate governance rule binding on the Company - namely the appointment and maintenance of an Audit Committee.  The Canadian securities commissions have published recommendations and guidelines with respect to corporate governance.  However, because these are not rules which are binding on the Company and because the Company has only a small Board of Directors no other specific corporate governance rules have been explicitly adopted.

The role - and the functioning - of the Company's Audit Committee is expressed in the Audit Committee Charter adopted by the Board of Directors as of May 30, 2005 - which is reproduced below.

ACREX VENTURES LTD.

Charter of the Audit Committee of the Board of Directors

   I.

Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Acrex Ventures Ltd. ("Acrex") is to provide an open avenue of communication between Acrex's management ("Management"), the independent auditors ("Auditors") and the Board and to assist the Board in its oversight of the:

  integrity, adequacy and timeliness of Acrex's financial reporting and disclosure practices;

  processes for identifying the principal financial risks of Acrex and the control systems in place to monitor them;

  compliance with legal and regulatory requirements related to financial reporting; and

  independence and performance of Acrex's Auditors.

The Committee shall also perform any other activities consistent with this Charter, Acrex's Articles and governing laws, as the Committee or Board deems necessary or appropriate.

The Committee's role is one of oversight. It is not the responsibility of the Committee to determine that Acrex's financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Acrex's financial statements in accordance with generally accepted accounting principles.

II.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Acrex, or Acrex's outside counsel, to attend a meeting of the Committee or to meet with any Members, or consultants to the Committee.  The Committee shall have unrestricted access to Acrex's books and records and has the authority to retain, at Acrex's expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.  Subject to Board approval, the

Committee has the authority to set and pay the compensation of the advisors employed by the Committee. The Chairperson of the Committee ("Chairperson"), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

III.

Composition and Meetings

1.

The Committee and its members ("Members") shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting;  and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

If required by any applicable laws or regulations, or pursuant to the rules of any stock exchange upon which the shares of Acrex are listed or proposed to be listed for trading (hereinafter generally called the "Stock Exchange"), each member shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management  or the Auditors;

5.

All Members shall be, or promptly after appointment, shall become financially literate as determined by the Board. Preferably at least one Member shall have accounting or related financial management expertise as determined by the Board;  provided that the Members shall also be required to have such financial literacy as may be required by the Stock Exchange;

6.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose;  in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities;

10.

The Committee may invite such other persons to its meetings as it deems appropriate; and

11.

The Auditors will have direct access to the Committee on their own initiative.

IV.

Responsibilities

A.

   With Respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

1.

The Committee shall review Acrex's interim unaudited financial statements and its annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or distributed to Acrex's shareholders.  With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review Management's Discussion and Analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published;

3.

The Committee shall review Management's earnings releases relating to annual and interim financial statements prior to their being filed with the appropriate regulatory authorities;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management's response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management's response; and

6.

The Committee shall meet no less frequently than annually separately with the Auditors and  Acrex's Chief Financial Officer to review Acrex's accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Acrex. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement.  The Board will set the compensation for the Auditors;

2.

The Committee shall review the performance of the Auditors;

3.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.

4.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Acrex.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor's report to satisfy itself of the Auditor's independence;

5.

Acrex considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance. The Committee shall review any proposed engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates and consider the impact on the independence of the Auditors;  and

6.

The Committee shall review the Auditor's audit plan, including scope, procedures and timing of the audit.

   C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate, including:

1.

Establishing and reviewing Acrex's procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters;

2.

Establishing and reviewing Acrex's procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

3.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

4.

Making inquires of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Dated:

  April 25, 2005.

SIGNED FOR IDENTIFICATION

"T.J. Malcolm Powell"

T.J. Malcolm Powell

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under "Acrex Ventures Ltd." and on the Company's website:  www.acrexventures.com.

Financial information is provided in the Company's comparative financial statements and MD & A for its most recently completed financial year - which ended December 31, 2004.

DATED:

May 25, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

ACREX VENTURES LTD.

REPORT TO SHAREHOLDERS

This Report should be read as a supplement to the Company's Management Discussion and Analysis dated April 28, 2005 - as it contains relevant information about the Company to that date.

Effective May 16, 2005 the Company closed a placement in British Columbia and Alberta of 4,336,500 Units, pursuant to a Short Form Offering Document, at $0.12 per Unit - for which the Company received gross proceeds of $520,380 - and net proceeds after payment of commissions and brokers' costs of $445,736.03.  Each Unit consists of 1 share of the Company and one-half of a 1-year share purchase warrant - expiring May 16, 2006.  Each full warrant will entitle the purchase of an additional share of the Company for $0.18 on or before May 16, 2006.

The brokers handling the placements, in addition to receiving commissions equal to 10% of the gross proceeds, were granted options to, on or before May 16, 2006, purchase up to an additional 520,380 Units at $0.12 per Unit.  The terms of the Units that the brokers may purchase are the same as the Units sold pursuant to the SFOD offering.  If the options are fully exercised the brokers will acquire 520,380 shares of the Company and share purchase warrants entitling them to purchase up to 260,190 additional shares of the Company exercisable at $0.18 per share on or before May 16, 2006.

Also on May 16, 2005 the Company received the assay results from a recently completed drilling programme on the "55 Zone" of the Michaud, Ontario mineral claims.  The results are detailed in a Press Release issued by the Company May 17, 2005.  The Press Release can be seen on the Company's website - or a copy can be obtained from the Company upon request.

In an earlier Press Release the Company announced its expectation to begin a small exploration drilling programme on the newly optioned B.C. Referendum property prior to the end of May.  Prior planning of the programme has proceeded but it is now expected that on-site work will begin in early June, 2005.

To increase the exposure of the Company in the financial market place - which would hopefully result in a greater interest in the shares of the Company by the investors, and a higher trading price - the Company, effective May 17, 2005, signed a financial public relations agreement with Barry Kaplan Associates, a New Jersey based company which has been providing financial public relations consulting services to listed public companies for in excess of 20 years.  The engagement is for an initial term of 6 months, continuing thereafter on a month-to-month basis until either party gives a 30-days notice to terminate.  The Company will pay $5,000 (US) per month in addition to an initial $5,000 (US) which was paid on signing.

DATED at Vancouver, B.C. this 25th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

New Proxy

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS OF

ACREX VENTURES LTD.   (the "Company")

TO BE HELD AT

1710 - 1177 West Hastings Street, Vancouver, B.C.

ON TUESDAY, JUNE 28, 2005 AT 11:45 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, T.J. Malcolm Powell , a Director of the Company, or failing him, Carl Jonsson, Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the accompanying Notice of Meeting and Information Circular)

		For	Against
1.	Approval of Report to Shareholders from Board of Directors
2.	Approval and acceptance of audited financial statements
		For	Withhold
3.	Elect as Director, T.J. Malcolm Powell
4.	Elect as Director, Frank A. Lang
5.	Elect as Director, Carl R. Jonsson
6.	Elect as Director, Gregory G. Crowe
7.	Elect as Director, Arthur G. Troup
8.	Reappointment of Amisano Hanson, Chartered Accountants, as Auditors of the Company	_________	_________
		For	Against
9	Authorize reapproval of the Stock Option Plan
10	Approval of reduction of exercise price of options previously granted to Directors through regranting of new options with lower exercise price
11	Approval of Directors' actions since last annual general meeting
12	Transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by this Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineer before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or by fax no later than 11:45 a.m. (Toronto local time) on Friday, June 24, 2005 - or it may be accepted by the Chairman of the Meeting prior to its commencement. The address is:

Computershare Investor Services Inc.

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

ACREX VENTURES LTD.

REPORT TO SHAREHOLDERS

This Report should be read as a supplement to the Company's Management Discussion and Analysis dated April 28, 2005 - as it contains relevant information about the Company to that date.

Effective May 16, 2005 the Company closed a placement in British Columbia and Alberta of 4,336,500 Units, pursuant to a Short Form Offering Document, at $0.12 per Unit - for which the Company received gross proceeds of $520,380 - and net proceeds after payment of commissions and brokers' costs of $445,736.03.  Each Unit consists of 1 share of the Company and one-half of a 1-year share purchase warrant - expiring May 16, 2006.  Each full warrant will entitle the purchase of an additional share of the Company for $0.18 on or before May 16, 2006.

The brokers handling the placements, in addition to receiving commissions equal to 10% of the gross proceeds, were granted options to, on or before May 16, 2006, purchase up to an additional 520,380 Units at $0.12 per Unit.  The terms of the Units that the brokers may purchase are the same as the Units sold pursuant to the SFOD offering.  If the options are fully exercised the brokers will acquire 520,380 shares of the Company and share purchase warrants entitling them to purchase up to 260,190 additional shares of the Company exercisable at $0.18 per share on or before May 16, 2006.

Also on May 16, 2005 the Company received the assay results from a recently completed drilling programme on the "55 Zone" of the Michaud, Ontario mineral claims.  The results are detailed in a Press Release issued by the Company May 17, 2005.  The Press Release can be seen on the Company's website - or a copy can be obtained from the Company upon request.

In an earlier Press Release the Company announced its expectation to begin a small exploration drilling programme on the newly optioned B.C. Referendum property prior to the end of May.  Prior planning of the programme has proceeded but it is now expected that on-site work will begin in early June, 2005.

To increase the exposure of the Company in the financial market place - which would hopefully result in a greater interest in the shares of the Company by the investors, and a higher trading price - the Company, effective May 17, 2005, signed a financial public relations agreement with Barry Kaplan Associates, a New Jersey based company which has been providing financial public relations consulting services to listed public companies for in excess of 20 years.  The engagement is for an initial term of 6 months, continuing thereafter on a month-to-month basis until either party gives a 30-days notice to terminate.  The Company will pay $5,000 (US) per month in addition to an initial $5,000 (US) which was paid on signing.

DATED at Vancouver, B.C. this 25th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS